# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fidelis Insurance Holdings Ltd, CIK 0001636639
CUSIP: G3398L118
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda (D0), HM08
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001703027

## Reporting persons
- Crestview, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,251,474; sole dispositive power 0; shared dispositive power 14,251,474; aggregate amount beneficially owned 14,251,474 (13.8% of the class)
  Comment: The total in Rows (6), (8), and (9) represents the 14,251,474 Common Shares, par value $0.01 per share ("Common Shares") of Fidelis Insurance Holdings Limited (the "Issuer") that are beneficially owned by Crestview Partners III GP, L.P., Crestview Partners IV GP, L.P. Crestview FIHL Holdings, L.P. ("Crestview FIHL Holdings"), Crestview FIHL TE Holdings, Ltd. ("Crestview FIHL TE"), Crestview IV FIHL Holdings, L.P. ("Crestview IV FIHL"), Crestview IV FIHL TE Holdings, LLC ("Crestview IV FIHL TE") and Crestview, L.L.C. and may be deemed to be beneficially owned by the Reporting Person.
- Crestview Partners III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,739,675; sole dispositive power 0; shared dispositive power 9,739,675; aggregate amount beneficially owned 9,739,675 (8.7% of the class)
  Comment: The total in Rows (6), (8), and (9) represents the 9,739,675 Common Shares of the Issuer that are beneficially owned by Crestview Partners III GP, L.P., Crestview FIHL Holdings and Crestview FIHL TE and may be deemed to be beneficially owned by the Reporting Person.
- Crestview FIHL Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,281,747; sole dispositive power 0; shared dispositive power 9,281,747; aggregate amount beneficially owned 9,281,747 (8.3% of the class)
- Crestview FIHL TE Holdings, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 457,928; sole dispositive power 0; shared dispositive power 457,928; aggregate amount beneficially owned 457,928 (0.4% of the class)
- Crestview Partners IV GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,511,799; sole dispositive power 0; shared dispositive power 4,511,799; aggregate amount beneficially owned 4,511,799 (4% of the class)
  Comment: The total in Rows (6), (8), and (9) represents the 4,511,799 Common Shares of the Issuer that are beneficially owned by Crestview Partners IV GP, L.P., Crestview IV FIHL and Crestview IV FIHL TE and may be deemed to be beneficially owned by the Reporting Person.
- Crestview IV FIHL Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,350,588; sole dispositive power 0; shared dispositive power 4,350,588; aggregate amount beneficially owned 4,350,588 (3.9% of the class)
- Crestview IV FIHL TE Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 161,211; sole dispositive power 0; shared dispositive power 161,211; aggregate amount beneficially owned 161,211 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Fidelis Insurance Holdings Ltd
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08

## Item 2. Person Filing
Name of person filing: See Item 2(b).
Address of principal business office or, if none, residence:
Crestview, L.L.C.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview Partners III GP, L.P.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview FIHL Holdings, L.P.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview FIHL TE Holdings, Ltd.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview Partners IV GP, L.P.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview IV FIHL Holdings, L.P.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview IV FIHL TE Holdings, LLC
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row (9) of each Reporting Person's cover page.

Crestview, L.L.C. may be deemed to have beneficial ownership of the 9,739,675 Common Shares beneficially owned by Crestview Partners III GP, L.P. and the 4,511,799 Common Shares beneficially owned by Crestview Partners IV GP, L.P.

Crestview Partners III GP, L.P. is the general partner of investment funds that own Crestview FIHL Holdings, L.P. and Crestview FIHL TE Holdings, Ltd. Crestview Partners III GP, L.P. and such investment funds may be deemed to have beneficial ownership of the 9,281,747 Common Shares directly owned by Crestview FIHL Holdings, L.P. and 457,928 Common Shares directly owned by Crestview FIHL TE Holdings, Ltd.

Crestview Partners IV GP, L.P. is the general partner of investment funds that own Crestview IV FIHL Holdings, L.P. and Crestview IV FIHL TE Holdings, LLC. Crestview Partners IV GP, L.P. and such investment funds may be deemed to have beneficial ownership of the 4,350,588 Common Shares directly owned by Crestview IV FIHL Holdings, L.P. and 161,211 Common Shares directly owned by Crestview IV FIHL TE Holdings, LLC.

Crestview, L.L.C. is the general partner of Crestview Partners III GP, L.P. and Crestview Partners IV GP, L.P.

Daniel Kilpatrick is a member of the Issuer's board of directors. Mr. Kilpatrick is a partner of Crestview, L.L.C. and Crestview Advisors, L.L.C., which provides investment advisory and management services to the investment funds referred to above.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.
Percent of class: See Row (11) of each Reporting Person's cover page. The percentage herein is based on 103,026,764 Common Shares outstanding as of September 30, 2025, as reported in the Issuer's Form 6-K filed November 12, 2025.
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Crestview, L.L.C.: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/17/2026)
- Crestview Partners III GP, L.P.: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/17/2026)
- Crestview FIHL Holdings, L.P.: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/17/2026)
- Crestview FIHL TE Holdings, Ltd.: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/17/2026)
- Crestview Partners IV GP, L.P.: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/17/2026)
- Crestview IV FIHL Holdings, L.P.: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/17/2026)
- Crestview IV FIHL TE Holdings, LLC: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/17/2026)